December 15, 2025

Christopher Cooper
Interim Chief Executive Officer
Shuttle Pharmaceuticals Holdings, Inc.
401 Professional Drive, Suite 260
Gaithersburg, MD 20879

       Re: Shuttle Pharmaceuticals Holdings, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed December 11, 2025
           File No. 333-291628
Dear Christopher Cooper:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
General

1. We note your disclosure in your registration statement and in your Form 8-K filed
       November 26, 2025, incorporated by reference into the registration statement, indicating that a wholly owned subsidiary of your company acquired
       substantially all of the assets and liabilities of Molecule.ai and that you plan to discontinue clinical trials of your lead product candidate. We further note the consideration payable by your company consisted of a one-time cash contribution of
       $3M, a first installment contribution equal to $3M, a second installment contribution equal to $2M and two contingent contributions. Please revise to include acquired company financial statements for Molecule.ai, including pro forma financial statements. Alternatively, please tell us why these financial statements are not required. Refer to Rule 11-01(d) of Regulation S-X.
 December 15, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Alan Campbell at 202-551-4224 or Laura Crotty at 202-551-7614 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Aaron M. Schleicher, Esq.